Filed Pursuant to Rule 424(b)(2)
Registration No. 333-270532

PROSPECTUS SUPPLEMENT (To Prospectus dated April 27, 2023, as may be amended)

WELLS FARGO & COMPANY

Medium-Term Notes, Series T

Wells Fargo & Company (“Wells Fargo”) may offer from time to time Medium-Term Notes, Series T (the “notes”). The specific terms of each note offered will be included in a pricing supplement and, if applicable, a related product supplement and/or other supplement. The notes offered will have the following general terms, unless the applicable pricing supplement or, if applicable, a related product supplement and/or other supplement states otherwise:

●	The notes will bear interest at a fixed rate or a floating rate, as specified in the applicable pricing supplement.

●	The notes will be held in global form by The Depository Trust Company.

●	The notes may not be repaid at the option of the holder before their stated maturity and may not be redeemed at our option.
●	The notes will be denominated in U.S. dollars and have minimum denominations of $1,000.

●	The notes will not be listed on any securities exchange or automated quotation system.

The notes are unsecured obligations of Wells Fargo, and all payments on the notes are subject to the credit risk of Wells Fargo. If Wells Fargo defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page S-4 of this prospectus supplement. See the applicable pricing supplement, any applicable product supplement and/or other supplement and the documents incorporated herein by reference for a discussion of risks relating to each particular issuance of notes.

Offers to purchase the notes are being solicited, from time to time, by the agent listed below. Such agent has agreed to use its reasonable efforts to sell the notes. We may accept offers to purchase the notes through additional agents and may appoint additional agents to solicit offers to purchase the notes (any such additional agents, together with Wells Fargo Securities, LLC, referred to individually as an “agent” and collectively as the “agents”). Any other agents will be named in the applicable pricing supplement. Wells Fargo also reserves the right to sell the notes directly to investors on its own behalf or through affiliated entities. No commission will be payable on sales made directly by Wells Fargo. Wells Fargo may also sell notes to an agent as principal for its own account at prices to be agreed upon at the time of sale. An agent may resell any note it purchases as principal at prevailing market prices, or at other prices as such agent may determine. There is no established trading market for the notes and there can be no assurance that a secondary market for the notes will develop.

Wells Fargo Securities, LLC, one of our wholly-owned subsidiaries, and each of our other affiliates will comply with Rule 5121 of the Conduct Rules of the Financial Industry Regulation Authority, Inc. (“FINRA”) in connection with each placement of the notes in which it participates.

Wells Fargo Securities, LLC, Wells Fargo Advisors (the trade name of the retail brokerage business of Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC) or another of our affiliates may use this prospectus supplement, the accompanying prospectus, any applicable product supplement and/or other supplement and the applicable pricing supplement for offers and sales related to market-making transactions in the notes. Such entities may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

Wells Fargo Securities

April 27, 2023

About This Prospectus Supplement

This prospectus supplement provides you with a general description of the notes that we may issue. Each time we sell notes, we will provide a pricing supplement that will contain specific information about the terms of that offering. We may also provide a product supplement and/or other supplement that contains general information about a specific type of notes that we may issue. Those documents may also add, update or change information contained in this prospectus supplement. You should read this prospectus supplement, the accompanying prospectus, any applicable product supplement and/or other supplement and the applicable pricing supplement together with the additional information described under the section “Where You Can Find More Information” in the accompanying prospectus. References herein to terms and conditions of the notes being provided in “any applicable product supplement” may be provided in the applicable product supplement and/or other supplement for such notes.

You should read this prospectus supplement and the accompanying prospectus together with any applicable product supplement and the applicable pricing supplement. These documents contain information you should consider when making your investment decision. We have not, and the agents have not, authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus together with any applicable product supplement and the applicable pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the notes. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell the notes and do not constitute an offer to sell or a solicitation of an offer to buy such notes in any circumstances in which such offer or solicitation is unlawful. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any such restrictions.

Information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement and accompanying prospectus or the sale of the notes as an indication that there has been no change in our affairs since those dates.

When we refer to “Wells Fargo,” “we,” “our” and “us” in this prospectus supplement we mean only Wells Fargo & Company, and not Wells Fargo & Company together with any of its subsidiaries, unless the context indicates otherwise.

RISK FACTORS

Your investment in the notes involves risks. This prospectus supplement does not describe all of those risks. Before purchasing any notes, you should carefully consider the following risk factors in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risk factors contained in our annual and quarterly reports. Additional risks specific to particular notes may also be detailed in the applicable pricing supplement and any applicable product supplement. You should consult your financial, legal, tax and other professional advisors as to the risks associated with an investment in our notes and the suitability of the investment for you.

Risks Relating To The Notes Generally

Holders Of The Notes Have Limited Rights Of Acceleration.

Payment of principal on the notes may be accelerated only in the case of payment defaults that continue for a period of 30 days or certain events of bankruptcy or insolvency, whether voluntary or involuntary. If you purchase the notes, you will have no right to accelerate the payment of principal on the notes if we fail in the performance of any of our obligations under the notes, other than the obligations to pay principal and interest on the notes. See “Description of Debt Securities of Wells Fargo & Company—Events of Default and Covenant Breaches” in the accompanying prospectus.

Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If We Convey, Transfer Or Lease All Or Substantially All Of Our Assets To One Or More Of Our Subsidiaries.

Under the indenture, we may convey, transfer or lease all or substantially all of our assets to one or more of our subsidiaries. In that event, third-party creditors of our subsidiaries would have additional assets from which to recover on their claims while holders of the notes would be structurally subordinated to creditors of our subsidiaries with respect to such assets. See “Description of Debt Securities of Wells Fargo & Company—Consolidation, Merger or Sale” in the accompanying prospectus.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

You May Be Required To Recognize Taxable Income On The Notes Prior To Maturity.

If you are a U.S. holder of a note, you may be required to recognize taxable interest income in each year that you hold the note, even though, in the case of certain notes, you will not receive any payment in respect of the note prior to maturity (or earlier sale, exchange or retirement). In addition, any gain you recognize may be treated as ordinary interest income rather than capital gain. You should review the section of this prospectus supplement entitled “United States Federal Tax Considerations.”

Risks Relating To An Investment In Wells Fargo’s Debt Securities, Including The Notes

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

Our Ability To Service Our Debt, Including The Notes, May Be Limited By The Results Of Operations Of Our Subsidiaries And Certain Contractual Arrangements.

We conduct substantially all of our activities and operations through our subsidiaries and are a separate and distinct legal entity from those subsidiaries. We receive substantially all of our funding and liquidity from dividends, loans and other distributions from our subsidiaries. We generally use these funds, among other sources, to satisfy our financial obligations, including principal and interest on our debt, including the notes. In addition to limitations under laws and regulations applicable to us and our subsidiaries (as discussed below), funds available to us from our subsidiaries will be contingent upon the financial performance and condition of those subsidiaries. Adverse business or economic conditions, such as changes in interest rates and financial market values, could affect the businesses and the results of operations of our subsidiaries and, therefore, adversely affect the sources of funds available to us.

In addition, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization, and thus the ability of a holder of our debt securities (including the notes) to benefit indirectly from such distributions, is subject to the prior claims of the subsidiary’s creditors. This subordination of creditors of a parent company to prior claims of creditors of its subsidiaries is commonly referred to as structural subordination. Furthermore, our rights as a creditor of our subsidiaries may be subordinate to any security interest in the assets of those subsidiaries and any obligations of those subsidiaries senior to those held by us.

As discussed further below, federal banking regulators require measures to facilitate the continued operation of operating subsidiaries notwithstanding the failure of their parent companies, and our ability to receive funds from our subsidiaries may be limited by the Support Agreement discussed in the following risk factors. Further, dividend payments to us from our subsidiaries may also be restricted if specified liquidity and/or capital metrics fall below defined triggers or if our board of directors authorizes us to file a case under the U.S. Bankruptcy Code.

The Resolution Of Wells Fargo Under The Orderly Liquidation Authority Could Result In Greater Losses For Holders Of Our Debt Securities, Including The Notes, Particularly If A Single-Point-Of-Entry Strategy Is Used.

Your ability to recover the full amount that would otherwise be payable on our debt securities (including the notes) in a proceeding under the U.S. Bankruptcy Code may be impaired by the exercise by the Federal Deposit Insurance Corporation (the “FDIC”) of its powers under the “orderly liquidation authority” under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). In particular, the single point of entry strategy described below is intended to impose losses at the top-tier holding company level in the resolution of a Global Systemically Important Bank (“G-SIB”) such as Wells Fargo.

Title II of the Dodd-Frank Act created a new resolution regime known as the “orderly liquidation authority” to which financial companies, including bank holding companies such as Wells Fargo, can be subjected. Under the orderly liquidation authority, the FDIC may be appointed as receiver for a financial company for purposes of liquidating the entity if, upon the recommendation of the Board of Governors of the Federal Reserve System (the “FRB”) and the FDIC, the United States Secretary of the Treasury determines, among other things, that the entity is in severe financial distress, that the entity’s failure would have serious adverse effects on the U.S. financial system and that resolution under the orderly liquidation authority would avoid or mitigate those effects. Absent such determinations, Wells Fargo, as a bank holding company, would remain subject to the U.S. Bankruptcy Code.

If the FDIC is appointed as receiver under the orderly liquidation authority, then the orderly liquidation authority, rather than the U.S. Bankruptcy Code, would determine the powers of the receiver and the rights and obligations of creditors and other parties who have transacted with Wells Fargo. There are substantial differences between the rights available to creditors in the orderly liquidation authority and under the U.S. Bankruptcy Code, including the right of the FDIC under the orderly liquidation authority to disregard the strict priority of creditor claims in some circumstances (which would otherwise be respected by a bankruptcy court) and the use of an administrative claims procedure to determine creditors’ claims (as opposed to the judicial procedure utilized in bankruptcy proceedings). In certain circumstances under the orderly liquidation authority, the FDIC could elevate the priority of claims if it determines that doing so is necessary to facilitate an orderly liquidation without the need to obtain the consent of other creditors or prior court review. In addition, under the orderly liquidation authority, the FDIC has the right to transfer assets or liabilities of the failed company to a third party or “bridge” entity.

The FDIC has indicated that a “single point of entry” strategy may be a desirable strategy to resolve a large financial institution such as Wells Fargo in a manner that would, among other things, impose losses on shareholders, unsecured debt holders (including, in our case, holders of our debt securities, including the notes) and other creditors of the top-tier holding company (in our case, Wells Fargo), while permitting the holding company’s subsidiaries to continue to operate. In addition, in December 2016, the FRB finalized rules requiring U.S. G-SIBs, including Wells Fargo, to maintain minimum amounts of long-term debt and total loss absorbing capacity (TLAC). It is possible that the application of the single point of entry strategy—in which Wells Fargo would be the only legal entity to enter resolution proceedings—could result in greater losses to holders of our debt securities (including the notes) than the losses that would result from a different resolution strategy for Wells Fargo. Assuming Wells Fargo entered resolution proceedings and that support from Wells Fargo to its subsidiaries was sufficient to enable the subsidiaries to remain solvent, losses at the subsidiary level could be transferred to Wells Fargo and ultimately borne by Wells Fargo’s security holders (including holders of our unsecured debt securities, including the notes), with the result that third-party creditors of Wells Fargo’s subsidiaries would receive full recoveries on their claims, while Wells Fargo’s security holders (including holders of our debt securities, including the notes) and other unsecured creditors could face significant losses. In addition, holders of our debt securities (including the notes) could face losses ahead of our other similarly situated creditors in a resolution under the orderly liquidation authority if the FDIC exercised its right, described above, to disregard the strict priority of creditor claims.

The orderly liquidation authority also requires that creditors and shareholders of the financial company in receivership must bear all losses before taxpayers are exposed to any losses, and amounts owed by the financial company or the receivership to the U.S. government would generally receive a statutory payment priority over the claims of private creditors, including senior creditors such as claims in respect of our debt securities. In addition, under the orderly liquidation authority, claims of creditors (including holders of our debt securities, including the notes) could be satisfied through the issuance of equity or other securities in a bridge entity to which Wells Fargo’s assets are transferred. If securities were to be delivered in satisfaction of claims, there can be no assurance that the value of the securities of the bridge entity would be sufficient to repay all or any part of the creditor claims for which the securities were exchanged.

While the FDIC has issued regulations to implement the orderly liquidation authority, not all aspects of how the FDIC might exercise this authority are known and additional rulemaking is possible.

The Resolution Of Wells Fargo In A Bankruptcy Proceeding Could Also Result in Greater Losses For Holders Of Our Debt Securities, Including The Notes.

As required by the Dodd-Frank Act and regulations issued by the FRB and the FDIC, we are required to periodically provide to the FRB and the FDIC a plan for our rapid and orderly resolution in the event of material financial distress affecting Wells Fargo or the failure of Wells Fargo. The strategy described in our resolution plan is a single point of entry strategy, in which Wells Fargo would be resolved under the U.S. Bankruptcy Code using a strategy in which only Wells Fargo itself enters bankruptcy proceedings while some or all of its operating subsidiaries are maintained as going concerns. In this case, the effects on creditors of Wells Fargo would likely be similar to those arising under the orderly liquidation authority, as described above. We are not obligated to maintain a single point of entry strategy, and the strategy reflected in our resolution plan submission is not binding in the event of an actual resolution of Wells Fargo, whether conducted under the U.S. Bankruptcy Code or by the FDIC under the orderly liquidation authority. To carry out a single point of entry strategy, Wells Fargo may seek to recapitalize its subsidiaries or provide them with liquidity in order to preserve them as going concerns prior to the commencement of Wells Fargo’s bankruptcy proceeding. Moreover, Wells Fargo could seek to elevate the priority of its guarantee obligations relating to its major subsidiaries’ derivatives contracts over its other obligations, so that cross-default and early termination rights under derivatives contracts at its subsidiaries would be stayed under the ISDA Resolution Stay Protocol. This elevation would result in holders of our debt securities (including the notes) incurring losses ahead of the beneficiaries of those guarantee obligations. It is also possible that holders of our debt securities (including the notes) could incur losses ahead of other similarly situated creditors.

In response to the regulators’ guidance and to facilitate the orderly resolution of Wells Fargo, we entered into an intercompany support agreement with WFC Holdings, LLC, an intermediate holding company and subsidiary of Wells Fargo (the “IHC”), Wells Fargo Bank, National Association (“WFBNA”), Wells Fargo Securities, LLC (“WFS”), Wells Fargo Clearing Services, LLC (“WFCS”) and certain of our other subsidiaries (the “Support Agreement”). Pursuant to the Support Agreement, Wells Fargo transferred a significant amount of its assets, including among other things, cash and liquid securities, to the IHC and will continue to transfer such assets to the IHC from time to time. In the event of Wells Fargo’s material financial distress or failure, the IHC will be obligated to use the transferred assets to provide capital and/or liquidity to certain key subsidiaries in order to help ensure their continued operations. Wells Fargo and the IHC’s respective obligations under the Support Agreement are secured pursuant to a related security agreement. In the ordinary course, the IHC will provide Wells Fargo with funding under the Support Agreement through subordinated notes and a committed line of credit, which, together with dividend payments, is expected to provide Wells Fargo, during business as usual operating conditions, with the same access to cash necessary to service its debts, pay dividends, repurchase its shares and perform its other obligations as it would have if it had not entered into these arrangements and transferred any assets. If certain liquidity and/or capital metrics fall below triggers specified in the Support Agreement, the subordinated notes would be forgiven and the committed line of credit would be terminated. Dividend payments to us from our subsidiaries may also be restricted if specified liquidity and/or capital metrics fall below defined triggers or if our board of directors authorizes us to file a case under the U.S. Bankruptcy Code. The forgiveness of subordinated notes, termination of the committed line of credit or restrictions on dividend payments to us from our subsidiaries could materially and adversely affect our ability to satisfy our obligations, including any payments to holders of our debt securities (including the notes), and could result in the commencement of bankruptcy proceedings by Wells Fargo at an earlier time than might have otherwise occurred if the Support Agreement were not implemented. If the single point of entry strategy—the preferred strategy for our rapid and orderly resolution—proves to be unsuccessful, multiple, competing resolution proceedings could ensue and holders of our debt securities (including the notes) may as a consequence be in a worse position than if the strategy had not been effectuated. In all cases, any payments to holders of our debt securities (including the notes) are dependent on our ability to make such payments and are therefore subject to our credit risk.

Risks Relating To Notes That Bear Interest

The following risk factors apply to notes that bear interest at a fixed rate, a floating rate or a combination thereof.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. The interest rate that will apply at any time on the notes may be more or less than prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

If The Notes Are Redeemable At Our Option, The Per Annum Interest Rate Applicable At A Particular Time Will Affect Our Decision To Redeem The Notes.

If the notes are redeemable at our option, it is more likely that we will redeem the notes prior to the stated maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable security of comparable maturity. If the notes are redeemable by us, and we redeem the notes prior to the stated maturity date, you may not be able to invest in other notes that yield as much interest as the notes.

If The Notes Are Redeemable At Our Option And Have A Step-Up Feature, Such Feature Presents Different Investment Considerations Than Fixed Rate Notes.

If the notes have a step-up feature, the interest rate payable on the notes during their term will increase from the initial interest rate, subject to our right to redeem the notes. If we do not redeem the notes, the interest rate will step up as described in the applicable pricing supplement. You should not expect to earn the higher stated interest rate which is applicable only after the number of years specified in the applicable pricing supplement because, unless general interest rates rise significantly, the notes are likely to be redeemed prior to the stated maturity date. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to the first possible redemption date as compared to other equivalent investment alternatives rather than the higher stated interest rate which is applicable only after the number of years specified in the applicable pricing supplement.

An Investment In Notes That Are Long-Dated May Be More Risky Than An Investment In Notes With A Shorter Term.

By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a security with a shorter term. In particular, you may be negatively affected if interest rates begin to rise because the likelihood that we will exercise any right of redemption will decrease and the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

Our Economic Interests Are Potentially Adverse To Your Interests; The Calculation Agent May Be Required To Make Discretionary Judgments That Affect The Return You Receive On The Notes.

If the notes are linked to a base rate, Wells Fargo Securities, LLC, one of our affiliates, will be the calculation agent for the notes. Although the calculation agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the calculation agent and you. In certain circumstances, the calculation agent may be required to make discretionary judgments when determining the applicable base rate. In performing its functions, the fact that Wells Fargo Securities, LLC is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and Wells Fargo Securities, LLC’s determinations as calculation agent may adversely affect the return on the notes.

Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement

The following risk factors apply to notes for which the base rate is Compounded SOFR (referred to as “Compounded SOFR notes”). References to “our designee” in this prospectus supplement shall mean the calculation agent. Capitalized terms used in this section “—Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement” are defined under “Description of Notes—Floating Rate Notes—Base Rates—Compounded SOFR Notes.”

SOFR Has A Limited History; The Future Performance of SOFR Cannot Be Predicted Based On Historical Performance.

The publication of the Secured Overnight Financing Rate (“SOFR”) began on April 3, 2018, and it therefore has a limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. The level of SOFR, which will be used to calculate Compounded SOFR, may bear little or no relation to the historical level of SOFR. Prior observed patterns, if any, in the behavior of market variables, such as correlations, may change in the future. While pre-publication indicative historical data has been released by the Federal Reserve Bank of New York (“FRBNY”), such analysis inherently involves assumptions, estimates and approximations. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR or Compounded SOFR notes may be inferred from any of the historical simulations or historical performance. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR or Compounded SOFR notes.

Any Failure Of SOFR To Maintain Market Acceptance Could Adversely Affect Compounded SOFR Notes.

SOFR is a relatively new rate and may fail to maintain market acceptance. SOFR was developed for use in certain U.S. Dollar derivatives and other financial contracts as an alternative to U.S. Dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight Treasury repo market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable substitute or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the value of and the return on Compounded SOFR notes and the price at which you can sell Compounded SOFR notes.

The Interest Rate On Compounded SOFR Notes Is Based On A Daily Compounded SOFR Rate, Which Is Relatively New In The Marketplace.

For each interest period for which the notes bear interest at a floating rate based on Compounded SOFR, the interest rate on Compounded SOFR notes is based on a daily compounded SOFR rate calculated using the specific formula described in this prospectus supplement, not the SOFR rate published on or in respect of a particular date during the related observation period, an average of SOFR rates during such period or the SOFR Index. For this and other reasons, the interest rate on Compounded SOFR notes during any observation period will not be the same as the interest rate on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during an observation period is negative, the inclusion of such SOFR rate to determine Compounded SOFR for the related interest period will reduce the interest rate payable on such Compounded SOFR notes on the related interest payment date.

In addition, the method for calculating an interest rate based on Compounded SOFR in market precedent varies. Variation in the market based on payment delays, observation periods, lookbacks and/or lockout/suspension periods could adversely affect the return on, value of and market for Compounded SOFR notes.

The Amount Of Interest Payable With Respect To Each Interest Period Will Be Determined Near The End Of The Interest Period.

The level of the base rate applicable to each interest period for which the notes bear interest at a floating rate based on Compounded SOFR and, therefore, the amount of interest payable with respect to such interest period will be determined near the end of such interest period. Therefore, you will not know the amount of interest payable with respect to each such interest period until shortly prior to the related interest payment date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such interest payment date. This inability to estimate the amount of interest payable on an interest payment date may cause some investors to be unwilling or unable to trade in Compounded SOFR notes, which could adversely impact the liquidity and value of Compounded SOFR notes. In addition, with respect to the final interest period, holders of Compounded SOFR notes will not benefit from any increase in the level of SOFR that occurs between the final day of the observation period related to such interest period and the maturity date.

The Composition And Characteristics of SOFR Are Not The Same As Those Of LIBOR.

In June 2017, the FRBNY’s Alternative Reference Rates Committee announced SOFR as its recommended alternative to U.S. Dollar LIBOR. However, the composition and characteristics of SOFR are not the same as those of LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions. This means that SOFR differs from LIBOR (or any other alternative reference rate to LIBOR) in key respects. For example, SOFR is a secured overnight rate that does not embed a credit risk premium, while LIBOR is an unsecured rate that includes an interbank funding premium. In addition, because SOFR is a transaction-based rate, it is backward-looking and Compounded SOFR is the compounded average of daily SOFRs calculated in arrears while LIBOR is a forward-looking rate that is published with different maturities that represents interbank funding over different maturities. As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For example, since publication of SOFR began on April 3, 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or other market rates. Uncertainty surrounding the establishment of market conventions related to the calculation of Compounded SOFR and whether it is a suitable substitute or successor for LIBOR may adversely affect the value of and the return on Compounded SOFR notes.

The SOFR Administrator May Make Changes That Could Change The Value of SOFR Or Discontinue SOFR And Has No Obligation To Consider Your Interests In Doing So.

SOFR, which will be used to calculate Compounded SOFR, is a relatively new rate, and the FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the administrator may alter, discontinue or suspend calculation or dissemination of SOFR (in which case an alternative rate referenced in the definition of “Benchmark Replacement” under the section entitled “Description of Notes—Floating Rate Notes—Base Rates—Compounded SOFR Notes” will apply). The administrator has no obligation to consider your interests in calculating, adjusting, converting, revising or discontinuing SOFR. For purposes of the formula used to calculate the amount of interest payable on Compounded SOFR notes, SOFR in respect of a particular date will not be adjusted for any modifications, corrections or amendments to SOFR data that the administrator of SOFR may publish after SOFR for such day has been determined as described herein.

If A Benchmark Transition Event And Its Related Benchmark Replacement Date Occur With Respect To Compounded SOFR (Including Daily SOFR), The Interest Rate For Any Applicable Interest Period Will No Longer Be Determined By Reference To Compounded SOFR.

If a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to Compounded SOFR (including daily SOFR), then the interest rate on Compounded SOFR notes for any applicable interest period will no longer be determined by reference to Compounded SOFR, but instead will be determined by us or our designee by reference to another rate, as described herein under the section entitled “Description of Notes—Floating Rate Notes—Base Rates—Compounded SOFR Notes.” The composition and characteristics of any Benchmark Replacement may not be the same as Compounded SOFR (including daily SOFR) and there can be no guarantee that any Benchmark Replacement will be a comparable substitute for Compounded SOFR (including daily SOFR). The occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date and the implementation of a Benchmark Replacement may adversely affect the value of and the return on Compounded SOFR notes.

The Benchmark Replacement Is Uncertain.

Compounded SOFR notes provide that the floating rate of interest on the notes will be determined by reference to Compounded SOFR or another rate pursuant to the definition of “Benchmark Replacement” set forth herein under the section entitled “Description of Notes—Floating Rate Notes—Base Rates—Compounded SOFR Notes.” If each alternative rate referenced in the definition of “Benchmark Replacement” is unavailable or indeterminable, we or our designee will determine the Benchmark Replacement that will apply to Compounded SOFR notes. The substitution of a Benchmark Replacement for Compounded SOFR may adversely affect the value of and the return on Compounded SOFR notes.

We Or Our Designee Will Have Authority To Make Determinations, Elections, Calculations And Adjustments That Could Affect The Value Of And The Return On Compounded SOFR Notes.

We or our designee will make determinations, decisions, elections, calculations and adjustments as set forth under the section entitled “Description of Notes—Floating Rate Notes—Base Rates—Compounded SOFR Notes” herein that may adversely affect the value of and the return on Compounded SOFR notes. In particular, we or our designee will determine the Benchmark Replacement and the Benchmark Replacement Adjustment and can apply any Benchmark Replacement Conforming Changes deemed reasonably necessary to adopt the Benchmark Replacement. Although we or our designee will exercise judgment in good faith when performing such functions, potential conflicts of interest may exist between us, our designee and you. All determinations, decisions, elections, calculations and adjustments by us or our designee in our or its sole discretion will be conclusive for all purposes and binding on us and holders of Compounded SOFR notes absent manifest error. In making the determinations, decisions, elections, calculations and adjustments noted under the section entitled “Description of Notes—Floating Rate Notes—Base Rates—Compounded SOFR Notes” herein, we or our designee may have economic interests that are adverse to your interests, and such determinations, decisions, elections, calculations and adjustments may adversely affect the value of and the return on Compounded SOFR notes. Because the Benchmark Replacement is uncertain, we or our designee are likely to exercise more discretion in respect of calculating interest payable on Compounded SOFR notes than would be the case in the absence of a Benchmark Transition Event and its related Benchmark Replacement Date.

Research Reports By Us Or Our Affiliates May Be Inconsistent With An Investment In Compounded SOFR Notes.

We or our affiliates may, at present or in the future, publish research reports on Compounded SOFR, SOFR and any Benchmark Replacement. This research is modified from time to time without notice and may, at present or in the future, express opinions or provide recommendations that are inconsistent with purchasing or holding Compounded SOFR notes. Any such research reports could adversely affect the value of and the return on Compounded SOFR notes.

The Secondary Trading Market For Notes Linked To Compounded SOFR May Be Limited.

Since Compounded SOFR is a relatively new benchmark rate, Compounded SOFR notes may have no established trading market when issued and an established trading market may never develop or may not be very liquid. Market terms for debt securities linked to Compounded SOFR (such as Compounded SOFR notes) such as the spread may evolve over time and, as a result, trading prices of Compounded SOFR notes may be lower than those of later-issued debt securities that are linked to Compounded SOFR. Similarly, if Compounded SOFR does not prove to be widely used in debt securities similar to the Compounded SOFR notes, the trading price of Compounded SOFR notes may be lower than that of comparable debt securities linked to rates that are more widely used. Investors in Compounded SOFR notes may not be able to sell such notes at all or may not be able to sell such notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. Further, investors wishing to sell Compounded SOFR notes in the secondary market will have to make assumptions as to the future performance of Compounded SOFR during the interest period in which they intend the sale to take place. As a result, investors may suffer from increased pricing volatility and market risk.

Risks Relating To The Consumer Price Index

The following risk factors apply to notes for which the base rate is CPI (referred to as “CPI rate notes”).

Many Factors, Including United States Monetary Policy, May Influence U.S. Inflation Rates, And Could Materially And Adversely Affect The Value Of CPI Rate Notes.

The FRB uses the tools of monetary policy, including conducting open market operations, imposing reserve requirements, permitting depository institutions to hold contractual clearing balances and extending credit through its discount window facility, to alter the federal funds rate, which in turn affects the U.S. money supply, interest rates and rates of inflation. One way that the FRB might foster price stability and reduce inflation is to raise the target federal funds rate. If the FRB employs monetary policy to reduce inflation, the level of the CPI may decrease or experience a lower rate of change, which would adversely affect the value of and the return on CPI rate notes.

Although we expect U.S. monetary policy to influence the rate of inflation and, accordingly, the level of the CPI, inflation is influenced by a number of unpredictable factors and there can be no assurance that the FRB’s policies or actions will be effective. For example, in 2009, despite multiple measures taken by the FRB to provide liquidity to the economy, inflation rates remained extremely low. Other factors that influence interest rates or inflation rates generally may include sentiment regarding underlying strength in the U.S., European and global economies, expectations regarding the level of price inflation, sentiment regarding credit quality in U.S., European and global credit markets, supply and demand of various consumer goods, services and energy resources and the performance of capital markets generally.

The Manner In Which The Bureau of Labor Statistics Of The U.S. Department of Labor Calculates The CPI May Change In The Future And Any Such Change May Affect The Value Of The Notes.

There can be no assurance that the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS”) will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower any interest payments with respect to CPI rate notes. Accordingly, the amount of interest, if any, payable on CPI rate notes, and therefore the value of CPI rate notes, may be significantly reduced. If the CPI is substantially altered or discontinued, a modified or substitute index may be employed to calculate the interest payable on CPI rate notes, and any such modification or substitution may adversely affect the value of and the return on CPI rate notes.

The Manner In Which Inflation Is Measured For Purposes Of CPI Rate Notes May Differ From Other Measures Of Inflation In Important Ways.

The year-over-year percentage change in the level of the CPI is just one measure of price inflation in the United States. This measure may not reflect the actual levels of inflation affecting holders of CPI rate notes. Moreover, this measure may be more volatile than other measures of inflation. The CPI includes prices of all items measured by the BLS, including items that may be particularly volatile such as energy and food items. Significant fluctuations in the prices of these items may have a significant effect on changes in the CPI and may cause the CPI to be more volatile than similar indices excluding these items. Moreover, measuring the year-over-year percentage change in the level of the CPI each month may result in a more volatile measure of inflation than alternative measures, such as the percentage change in the average level of the CPI from one year to the next.

The Historical Levels Of The CPI Are Not An Indication Of The Future Levels Of The CPI.

The historical levels of the CPI are not an indication of the future levels of the CPI. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

Wells Fargo & Company

We are a leading financial services company organized under the laws of the State of Delaware and registered as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956, as amended. Founded in 1852 and headquartered in San Francisco, we provide banking, investment and mortgage products and services, as well as consumer and commercial finance, through our four reportable operating segments: consumer banking and lending, commercial banking, corporate and investment banking, and wealth and investment management.

We are a separate and distinct legal entity from our banking and other subsidiaries. A significant source of funds to pay debt service on our debt is dividends from our subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval.

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes as more fully described under “Use of Proceeds” in the accompanying prospectus and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original public offering price of the notes will include the agent discount or commission (if any), offering expenses and any other costs identified in the applicable pricing supplement.

The original public offering price of the notes will also include the projected profit that our hedge counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. We expect to hedge our obligations under the notes through affiliated or unaffiliated counterparties. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss.

We have no obligations to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No holder of the notes will have any rights or interest in our hedging activity or any positions we or any affiliated or unaffiliated counterparty may take in connection with our hedging activity.

The hedging activity discussed above, the agent discount or commission (if any), offering expenses and any other costs identified in the applicable pricing supplement are likely to adversely affect the market value of the notes.

Description of Notes

This section describes the general terms and provisions of the notes that we may issue. The particular terms of the notes sold under any pricing supplement will be described in that pricing supplement and any applicable product supplement. Unless the applicable pricing supplement or any applicable product supplement specifies otherwise, the terms and conditions stated herein will apply to each note.

Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the notes will be issued as a series under an indenture dated as of February 21, 2017 between us and Citibank, N.A., as trustee, referred to herein as the “indenture.” We have summarized the material terms and provisions of the indenture herein and in the accompanying prospectus. We have also filed the indenture as an exhibit to the registration statement of which the accompanying prospectus is a part. You should read the indenture for additional information before you buy any notes. The summary that follows includes references to section numbers of the indenture so that you can more easily locate these provisions.

General

The notes will be our direct unsecured obligations and will rank equally with all of our other unsecured unsubordinated debt. Holders of the notes may be fully subordinated to interests held by the U.S. government in the event we enter into a receivership, insolvency, liquidation or similar proceeding.

The indenture does not limit the amount of debt securities that we may issue. References herein to “debt securities” or to a “debt security” refer to the debt securities we may issue from time to time under the indenture. Debt securities issued under the indenture will be issued as part of a series that has been established by us under the indenture. (Section 301) The notes will constitute one series of debt securities under the indenture.

We may, from time to time, without the consent of the holders of the notes, issue additional notes having the same terms as previously issued notes (other than the issue date, the date, if any, that interest begins to accrue and the price to public, which may vary) that will form a single issue with the previously issued notes.

Unless the applicable pricing supplement or any applicable product supplement states otherwise:

●	we will issue the notes at 100% of their principal amount;

●	holders will not be able to elect to have the notes repaid before their stated maturity;

●	holders will not be able to elect to renew the notes beyond their stated maturity;

●	we will not be able to redeem the notes before their stated maturity;

●	we will not be able to elect to extend the maturity of the notes beyond their stated maturity;

●	we will issue the notes in U.S. dollars and amounts payable with respect to the notes will be made in U.S. dollars;

●	we will issue the notes in fully registered form and in authorized denominations, which will be $1,000 or any amount in excess of $1,000 which is an integral multiple of $1,000, and each owner of a beneficial interest in a note will be required to hold such beneficial interest in an authorized denomination;

●	we will issue the notes as global securities registered in the name of a depositary (“global securities” are debt securities that we issue in accordance with the indenture to represent all or part of a series of debt securities and a “depositary” is the depositary for the global securities issued under the indenture and, unless provided otherwise in the applicable pricing supplement or any applicable product supplement, means The Depository Trust Company (“DTC”)); and

●	we will not list the notes on any securities exchange or automated quotation system.

The applicable pricing supplement or any applicable product supplement relating to each note will describe the following terms:

●	if the note is being issued at a price other than 100% of its principal amount, its issue price;

●	the principal amount of the note;

●	the date on which the note will be issued;

●	the date on which the note will mature;

●	whether the note will bear interest at a fixed or floating rate and the following terms:

●	the interest rate on the note or the method by which the interest rate may be determined;

●	the date from which interest will accrue;

●	the interest payment dates for the note; and

●	the first interest payment date;

●	the identity of the calculation agent for the note (the “calculation agent”) if other than Wells Fargo Securities, LLC, and its successors and assigns, one of our affiliates;

●	the identity of the security registrar and paying agent for the note if other than Computershare Trust Company, N.A. (“Computershare”), as agent and attorney-in-fact for Wells Fargo Bank, N.A. (“Wells Fargo Bank”);

●	any special tax implications of the note;

●	if the note may be redeemed at our option or repaid at a holder’s option, the provisions relating to redemption of the note or repayment of the note;

●	if the note may be extended at our option or renewed at a holder’s option, the provisions relating to extension of the note or renewal of the note; and

●	any other terms of the note not inconsistent with the provisions of the indenture.

When we use the term “holder” in this prospectus supplement with respect to a registered debt security, we mean the person in whose name such debt security is registered in the security register. (Section 101)

Exchange and Transfer

Any debt securities of a series can be exchanged for other debt securities of that series so long as the other debt securities are denominated in authorized denominations and have the same aggregate principal amount and same terms as the debt securities that were surrendered for exchange. The notes may be presented for registration of transfer, duly endorsed or accompanied by a satisfactory written instrument of transfer, at the office or agency maintained by us for that purpose in St. Paul, Minnesota (or any other place of payment). However, holders of global securities may transfer and exchange global securities only in the manner and to the extent set forth under “Book-Entry, Delivery and Form” in the accompanying prospectus. There will be no service charge for any registration of transfer or exchange of the notes, but we may require holders to pay any tax or other governmental charge payable in connection with a transfer or exchange of the notes. (Sections 305, 1002) If the applicable pricing supplement or any applicable product supplement refers to any office or agency, in addition to the security registrar, initially designated by us where holders can surrender the notes for registration of transfer or exchange, we may at any time rescind the designation of any such office or agency or approve a change in the location. However, we will be required to maintain an office or agency in each place of payment for that series. (Section 1002)

We will not be required to:

●	register the transfer of or exchange notes to be redeemed for a period of 15 calendar days preceding the mailing of the relevant notice of redemption; or

●	register the transfer of or exchange any registered note selected for redemption, in whole or in part, except the unredeemed or unpaid portion of that registered note being redeemed in part. (Section 305)

Interest and Principal Payments

Payments. Holders may present notes for payment of principal, premium, if any, and interest, if any, register the transfer of the notes and exchange the notes at the agency in St. Paul, Minnesota (or any other place of payment) maintained by us for that purpose. On the date of this prospectus supplement, the paying agent for the debt securities issued under the indenture is Computershare, as agent and attorney-in-fact for Wells Fargo Bank, acting through its office at CTSO Mail Operations, 1505 Energy Park Drive, St. Paul, MN 55108, Attn: CCT Administrator for Wells Fargo (or at such other place or places as may be designated from time to time). We refer to Computershare, as agent and attorney-in-fact for Wells Fargo Bank, or any successor identified in the applicable pricing supplement, acting in this capacity for the notes, as the “paying agent.” Wells Fargo Bank is one of our affiliates.

Recipients of Payments. The paying agent will pay interest, if any, to the person in whose name the note is registered at the close of business on the applicable record date. Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the “record date” for any interest payment date is (a) in the case of book-entry notes, the date one business day prior to that interest payment date and (b) in the case of certificated notes, the date 15 calendar days prior to that interest payment date, whether or not that day is a business day. However, upon maturity, redemption or repayment, the paying agent will pay any interest due to the person to whom it pays the principal of the note. The paying agent will make the payment on the date of maturity, redemption or repayment, whether or not that date is an interest payment date. Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the paying agent will make the initial interest payment on a note on the first interest payment date falling at least 15 calendar days after the date of issuance. An “interest payment date” for any note means a date on which, under the terms of that note, regularly scheduled interest is payable.

Book-Entry Notes. The paying agent will make payments of principal, premium, if any, and interest, if any, to the account of DTC or other depositary specified in the applicable pricing supplement or any applicable product supplement, as holder of book-entry notes, by wire transfer of immediately available funds. We expect that the depositary, upon receipt of any payment, will immediately credit its participants’ accounts in amounts proportionate to their respective beneficial interests in the book-entry notes as shown on the records of the depositary. We also expect that payments by the depositary’s participants to owners of beneficial interests in the book-entry notes will be governed by standing customer instructions and customary practices and will be the responsibility of those participants.

Certificated Notes. Except as indicated below for payments of interest at maturity, redemption or repayment, the paying agent will make U.S. dollar payments of interest either:

●	by check mailed to the address of the person entitled to payment as shown on the security register; or

●	by wire transfer to an account designated by a holder, if the holder has given written notice not later than 10 calendar days prior to the applicable interest payment date. (Section 307)

U.S. dollar payments of principal, premium, if any, and interest, if any, upon maturity, redemption or repayment on a note will be made in immediately available funds against presentation and surrender of the note at the office of the paying agent.

Unavailability of Foreign Currency. If the applicable pricing supplement specifies a currency other than U.S. dollars, the relevant specified currency may not be available to us for making payments of principal of, premium, if any, or interest, if any, on any note. This could occur due to the imposition of exchange controls or other circumstances beyond our control or if the specified currency is no longer used by the government of the country issuing that currency or by public institutions within the international banking community for the settlement of transactions. If the specified currency is unavailable, we may satisfy our obligations to holders of the notes by making those payments on the date of payment in U.S. dollars on the basis of the noon dollar buying rate in New York, New York for cable transfers of the currency or currencies in which a payment on any note was to be made, published by the FRBNY, which we refer to as the “market exchange rate.” If that rate of exchange is not then available or is not published for a particular payment currency, the market exchange rate will be based on the highest bid quotation in New York, New York received by the exchange rate agent at approximately 11:00 a.m., New York City time, on the second business day preceding the applicable payment date from three recognized foreign exchange dealers for the purchase by the quoting dealer:

●	of the specified currency for U.S. dollars for settlement on the payment date;

●	in the aggregate amount of the specified currency payable to those holders or beneficial owners of notes; and

●	at which the applicable dealer commits to execute a contract.

One of the dealers providing quotations may be the exchange rate agent appointed by us unless the exchange rate agent is our affiliate. If those bid quotations are not available, the exchange rate agent will determine the market exchange rate at its sole discretion.

These provisions do not apply if a specified currency is unavailable because it has been replaced by the euro. Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, if the euro has been substituted for a specified currency, the notes will be redenominated in euros on a date determined by us, with a principal amount for each note equal to the principal amount of that note in the specified currency, converted into euros at the established rate (as defined below); provided that, if we determine after consultation with the paying agent that the then-current market practice in respect of redenomination into euros of internationally offered securities is different from the provisions specified above, such provisions will be deemed to be amended so as to comply with such market practice and we will promptly notify the trustee and the paying agent of such deemed amendment. The “established rate” means the rate for the conversion of the specified currency (including compliance with rules relating to rounding in accordance with applicable European Union regulations) into euros established by the Council of European Union pursuant to the Treaty establishing the European Communities, as amended by the Treaty on European Union. We will give 30 days’ notice of the redenomination date to the paying agent and the trustee.

Any payment made in U.S. dollars or in euros as described above where the required payment is in an unavailable specified currency will not constitute an event of default under the indenture.

Certain Definitions. Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the following are definitions of certain terms we use in this prospectus supplement when discussing principal and interest payments on the notes:

A “business day” means any day, other than a Saturday or Sunday, (i) that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close (a) in New York, New York, (b) for notes denominated in a specified currency other than U.S. dollars, euros or Australian dollars, in the principal financial center of the country of the specified currency, or (c) for notes denominated in Australian dollars, in Sydney, Australia, (ii) for notes denominated in euros, that is also a TARGET Settlement Day and (iii) for Compounded SOFR notes, that is also a U.S. Government Securities Business Day.

A “TARGET Settlement Day” means any day on which the Trans-European Automated Realtime Gross Settlement Express Transfer System is open.

A “U.S. Government Securities Business Day” means any day other than a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

References in this prospectus supplement to “U.S. dollar,” or “U.S.$” or “$” are to the currency of the United States of America. References in this prospectus supplement to “euro” or “euros” are to the single currency introduced at the commencement of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended. References in this prospectus supplement to “£,” “pounds sterling” or “sterling” are to the currency of the United Kingdom.

Fixed Rate Notes

We may issue notes that bear interest at a fixed rate (“fixed rate notes”). Each fixed rate note will bear interest from, and including, the date of issuance at the annual rate specified in the applicable pricing supplement until the principal is paid or made available for payment. Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the following provisions will apply to fixed rate notes offered pursuant to this prospectus supplement.

How Interest Is Calculated. Interest on fixed rate notes will be computed on the basis of a 360-day year of twelve 30-day months.

How Interest Accrues. Interest on fixed rate notes will accrue from, and including, the most recent interest payment date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from, and including, the issue date or any other date specified in the applicable pricing supplement on which interest begins to accrue. Interest will accrue to, but excluding, the next interest payment date or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under “—If A Payment Date Is Not A Business Day.”

When Interest Is Paid. Payments of interest on fixed rate notes will be made on the interest payment dates specified in the applicable pricing supplement. However, unless otherwise specified in the applicable pricing supplement or any applicable product supplement, if the first interest payment date is less than 15 calendar days after the issue date, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.

Amount Of Interest Payable. Interest payments for fixed rate notes will include accrued interest from, and including, the issue date or from, and including, the last interest payment date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the relevant interest payment date or date of maturity or earlier redemption or repayment, as the case may be.

If A Payment Date Is Not A Business Day. If any scheduled interest payment date is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the scheduled maturity date or date of redemption or repayment is not a business day, we may pay interest, if any, and principal and premium, if any, on the next business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date or date of redemption or repayment.

Floating Rate Notes

We may issue notes that bear interest at a floating rate determined by reference to a base rate as discussed below (“floating rate notes”). Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the following provisions will apply to floating rate notes offered pursuant to this prospectus supplement.

Each floating rate note will mature on the date specified in the applicable pricing supplement.

Each floating rate note will bear interest at a floating rate determined by reference to an interest rate or interest rate formula, which we refer to as the “base rate.” The base rate may be one or more of the following:

●	Compounded SOFR;

●	the CPI rate; or

●	any other rate or interest rate formula specified in the applicable pricing supplement or any applicable product supplement.

Formula For Interest Rates. The interest rate on each floating rate note will be calculated by reference to:

●	the specified base rate based on the index maturity, if applicable;

●	plus or minus the spread, if any; and/or

●	multiplied by the spread multiplier, if any.

For any floating rate note, if applicable, “index maturity” means the period of maturity of the instrument or obligation from which the base rate is calculated and will be specified in the applicable pricing supplement. The “spread” is the number of basis points (one one-hundredth of a percentage point) specified in the applicable pricing supplement to be added to or subtracted from the base rate for a floating rate note. The “spread multiplier” is the percentage that may be specified in the applicable pricing supplement to be applied to the base rate for a floating rate note. The interest rate on any inverse floating rate note will also be calculated by reference to a fixed rate.

Limitations On Interest Rate. A floating rate note may also have either or both of the following limitations on the interest rate:

●	a maximum limitation, or ceiling, on the rate of interest which may accrue during any interest period, which we refer to as the “maximum interest rate”; and/or

●	a minimum limitation, or floor, on the rate of interest that may accrue during any interest period, which we refer to as the “minimum interest rate.”

Any applicable maximum interest rate or minimum interest rate will be set forth in the applicable pricing supplement.

How Certain Floating Interest Rates Are Reset. The terms and provisions set forth in this section “—How Certain Floating Interest Rates Are Reset” will only apply to any floating rate notes for which the specified base rate is (i) the CPI rate or (ii) any other base rate specified in the applicable pricing supplement or any applicable product supplement that specifically references this section “—How Certain Floating Interest Rates Are Reset” (each, an “in advance base rate”). For avoidance of doubt, this section “—How Certain Floating Rate Interest Rates Are Reset” shall not apply to Compounded SOFR notes.

The interest rate in effect from the issue date to the first interest reset date for a floating rate note governed by this section “—How Certain Floating Interest Rates Are Reset” will be the initial interest rate specified in the applicable pricing supplement, as applicable. We refer to this rate as the “initial interest rate.” The interest rate on each floating rate note may be reset daily, weekly, monthly, quarterly, semiannually or annually. This period is the “interest reset period” and the first day of each interest reset period is the “interest reset date.” The “interest determination date” for any interest reset date is the day the calculation agent will refer to when determining the new interest rate at which a floating rate governed by this section “—How Certain Floating Interest Rates Are Reset” will reset, and is applicable as follows:

●	for CPI rate notes, the interest determination date will be the interest reset date;

●	for notes with two or more base rates, the interest determination date will be the latest business day that is at least two business days before the applicable interest reset date on which each base rate is determinable; and

●	for any other in advance base rate, the interest determination date, if applicable, will be specified in the applicable pricing supplement or any applicable product supplement.

The interest reset dates will be specified in the applicable pricing supplement. If an interest reset date for any floating rate note governed by this section “—How Certain Floating Interest Rates Are Reset” falls on a day that is not business day, it will be postponed to the following business day.

How Interest Is Calculated. Interest on floating rate notes will accrue from, and including, the most recent interest payment date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from, and including, the issue date or any other date specified in a pricing supplement on which interest begins to accrue to, but excluding, the next interest payment date or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under “—If A Payment Date Is Not A Business Day” (each such period, an “interest period”).

The amount of accrued interest on a floating rate note for an interest period is calculated by multiplying the principal amount of such note by an accrued interest factor. This accrued interest factor will be determined by multiplying the per annum floating interest rate determined by reference to the applicable base rate, as determined for the applicable interest period, by a factor resulting from the day count convention that applies with respect to such determination. The factor resulting from the day count convention will be, if so specified in the applicable pricing supplement, one of the following, or may be any other convention set forth in the applicable pricing supplement:

●	a factor based on a 360-day year of twelve 30-day months if the day count convention specified in the applicable pricing supplement is “30/360”;

●	a factor equal to the actual number of days in the relevant period divided by 360 if the day count convention specified in the applicable pricing supplement is “Actual/360”;

●	a factor equal to the actual number of days in the relevant period divided by 365, or if any portion of that relevant period falls in a leap year, the sum of (A) the actual number of days in that portion of the relevant period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the relevant period falling in a non-leap year divided by 365, if the day count convention specified in the applicable pricing supplement is “Actual/Actual”; or

●	a factor equal to the actual number of days in the relevant period divided by 365, if the day count convention specified in the applicable pricing supplement is “Actual/365 (Fixed).”

If no day count convention is specified in the applicable pricing supplement, the factor for Compounded SOFR notes and CPI rate notes will be Actual/360.

On or before the relevant “calculation date,” the calculation agent will calculate the amount of interest that has accrued during each interest period. For Compounded SOFR notes, the calculation date pertaining to an applicable interest payment date will be no later than the business day immediately preceding such interest payment date (including, if applicable, the maturity date or, for any principal amount to be redeemed or repaid, any redemption or repayment date). See “—Base Rates—Compounded SOFR Notes” for additional information regarding the determination of Compounded SOFR. For any floating rate notes for which the specified base rate is an in advance base rate, the calculation date pertaining to an interest payment date will be the earlier of:

●	the tenth calendar day after the applicable interest determination date for the interest period to which such interest payment date relates or, if that day is not a business day, the next succeeding business day; or

●	the business day immediately preceding such interest payment date or maturity date or, for any principal amount to be redeemed or repaid, any redemption or repayment date.

Unless otherwise indicated, all percentages used in or resulting from any calculation of the rate of interest on a floating rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005% rounded up to 0.00001%, and all U.S. dollar amounts used in or resulting from these calculations on floating rate notes will be rounded to the nearest cent, with one-half cent rounded upward. All Japanese Yen amounts used in or resulting from these calculations will be rounded downward to the next lower whole Japanese Yen amount. All amounts denominated in any other currency used in or resulting from these calculations will be rounded to the nearest two decimal places in that currency, with 0.005 rounded up to 0.01.

Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the calculation agent for any issue of floating rate notes will be Wells Fargo Securities, LLC. We may appoint a successor calculation agent with the written consent of the trustee, which consent shall not be unreasonably withheld. Upon the request of the holder of any note for which the base rate is an in advance base rate, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date for such note. Upon the request of the holder of any Compounded SOFR note, the calculation agent will provide Compounded SOFR, the interest rate and the amount of interest accrued with respect to any interest period for such note, after Compounded SOFR and such interest rate and accrued interest have been determined. The calculation agent will notify the paying agent of each determination of the interest rate applicable to any floating rate note promptly after the determination is made.

When Interest Is Paid. We will pay interest on floating rate notes on the interest payment dates specified in the applicable pricing supplement. However, unless otherwise specified in the applicable pricing supplement or any applicable product supplement, if the first interest payment date is less than 15 calendar days after the issue date, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.

If A Payment Date Is Not A Business Day. If any scheduled interest payment date is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the scheduled maturity date or date of redemption or repayment is not a business day, we may pay interest, if any, and principal and premium, if any, on the next business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date or date of redemption or repayment.

Base Rates.

Compounded SOFR Notes. The rate of interest on Compounded SOFR notes will be based on a compounded average of the daily Secured Overnight Financing Rate (“SOFR”), and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

References to “our designee” in this prospectus supplement shall mean the calculation agent.

The calculation agent will determine Compounded SOFR, the interest rate and the amount of interest payable for each interest period in arrears as soon as reasonably practicable on or after the last day of the applicable observation period (as defined below), and in any event on or prior to the business day immediately preceding the relevant interest payment date, and will notify us of Compounded SOFR and such interest rate and the amount of interest payable for each interest period as soon as reasonably practicable after such determination, but in any event by the business day immediately prior to the interest payment date.

Unless otherwise specified in the applicable pricing supplement, the “observation period” in respect of each interest period for Compounded SOFR notes will be the period from, and including, the date that is five U.S. Government Securities Business Days preceding the first date in such interest period to, but excluding, the date that is five U.S. Government Securities Business Days preceding the interest payment date for such interest period.

With respect to the observation period corresponding to any interest period, “Compounded SOFR” will be a compounded average of daily SOFR over such observation period, calculated in accordance with the formula set forth below, with the resulting percentage being rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (0.000005 being rounded upwards to 0.00001):

where for purposes of applying the above formula to the terms of the Compounded SOFR notes:

“d0”, for any observation period, is the number of U.S. Government Securities Business Days in the relevant observation period;

“i” is a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant observation period;

“SOFRi”, for any U.S. Government Securities Business Day “i” in the relevant observation period, is equal to SOFR (as defined below) in respect of that day;

“ni”, for any U.S. Government Securities Business Day “i” in the relevant observation period, is the number of calendar days from, and including, such U.S. Government Securities Business Day “i” to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” is the number of calendar days in the relevant observation period.

For purposes of determining Compounded SOFR, “SOFR” means, with respect to any U.S. Government Securities Business Day:

(1)	the Secured Overnight Financing Rate published for such U.S. Government Securities Business Day as such rate appears on the SOFR Administrator’s Website at 3:00 p.m., New York City time, on the immediately following U.S. Government Securities Business Day (the “SOFR Determination Time”);

(2)	if the rate specified in (1) above does not so appear, the Secured Overnight Financing Rate as published in respect of the first preceding U.S. Government Securities Business Day for which the Secured Overnight Financing Rate was published on the SOFR Administrator’s Website;

where:

“SOFR Administrator” means the FRBNY (or a successor administrator of the Secured Overnight Financing Rate); and

“SOFR Administrator’s Website” means the website of the FRBNY, or any successor source.

Notwithstanding the foregoing, if we or our designee determine that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the then-current Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the notes in respect of such determination on such date and all determinations on all subsequent dates.

In connection with the implementation of a Benchmark Replacement, we or our designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision, election or calculation that may be made by us or our designee pursuant to the provisions described in this section “—Compounded SOFR Notes,” including any determination with respect to a rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in our or our designee’s sole discretion, and, notwithstanding anything to the contrary in the documentation relating to the notes, shall become effective without consent from any other party.

For the avoidance of doubt, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, interest payable on the notes will be an annual rate equal to the applicable Benchmark Replacement plus or minus the spread, if any, and/or multiplied by the spread multiplier, if any, in each case as applicable to such Compounded SOFR notes at the time of issuance, and subject to any applicable maximum interest rate or minimum interest rate.

As used herein:

The term “Benchmark” means, initially, Compounded SOFR, as defined above; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR (or the published daily SOFR used in the calculation thereof) or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

The term “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us or our designee for the applicable Benchmark Replacement Date:

(1)	the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;

(3)	the sum of: (a) the alternate rate of interest that has been selected by us or our designee as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

The term “Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us or our designee for the applicable Benchmark Replacement Date:

(1)	the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;

(3)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by us or our designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

For the avoidance of doubt, the Benchmark Replacement Adjustment for the applicable Benchmark Replacement Date may be selected, recommended or determined on a day other than such Benchmark Replacement Date.

The term “Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of “interest period” and “observation period”, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that we or our designee decide may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we or our designee decide that adoption of any portion of such market practice is not administratively feasible or if we or our designee determine that no market practice for use of the Benchmark Replacement exists, in such other manner as we or our designee determine is reasonably necessary).

The term “Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or such component) is no longer representative based on the determination and announcement by the regulatory supervisor for the administrator of such Benchmark (or such component); provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (3) and even if such Benchmark (or such component) continues to be provided on such date. For avoidance of doubt, the Benchmark Replacement Date could occur some period of time after the most recent statement or publication referenced in clause (3) of the definition of “Benchmark Transition Event.”

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

The term “Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)	a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component);

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark (or such component), which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component) announcing that the Benchmark (or such component) is no longer, or as of a specified future date will no longer be, representative.

The term “ISDA Definitions” means the 2021 ISDA Interest Rate Definitions published by the International Swaps and Derivatives Association, Inc. (“ISDA”) or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

The term “ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

The term “ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

The term “Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Compounded SOFR, the SOFR Determination Time, and (2) if the Benchmark is not Compounded SOFR, the time determined by us or our designee in accordance with the Benchmark Replacement Conforming Changes.

The term “Relevant Governmental Body” means the FRB and/or the FRBNY, or a committee officially endorsed or convened by the FRB and/or the FRBNY or any successor thereto.

The term “Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Additional Information About SOFR

SOFR is published by the FRBNY and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. The FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate plus bilateral Treasury repurchase agreement (repo) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of the Depository Trust and Clearing Corporation (“DTCC”), and SOFR is filtered by the FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to the FRBNY, “specials” are repos for specific-issue collateral, which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

The FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. The FRBNY also notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

If data for a given market segment were unavailable for any day, then the most recently available data for that segment would be utilized, with the rates on each transaction from that day adjusted to account for any change in the level of market rates in that segment over the intervening period. SOFR would be calculated from this adjusted prior day’s data for segments where current data were unavailable, and unadjusted data for any segments where data were available. To determine the change in the level of market rates over the intervening period for the missing market segment, the FRBNY would use information collected through a daily survey conducted by its Trading Desk of primary dealers’ repo borrowing activity. Such daily survey would include information reported by Wells Fargo Securities, LLC, our wholly owned subsidiary, as a primary dealer. If data other than those provided by The Bank of New York Mellon or DTCC Solutions LLC are used in the calculation of SOFR, the change in source will be noted by the SOFR Administrator when the rate is published.

The FRBNY notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

On each U.S. Government Securities Business Day, the SOFR Administrator publishes SOFR on its website at approximately 8:00 a.m., New York City time for trades made on the immediately preceding U.S. Government Securities Business Day. If errors are discovered in the transaction data provided by The Bank of New York Mellon or DTCC Solutions LLC, or in the calculation process, subsequent to the initial publication of SOFR but on that same day, SOFR and the accompanying summary statistics may be republished at approximately 2:30 p.m., New York City time. Additionally, if transaction data from The Bank of New York Mellon or DTCC Solutions LLC had previously not been available in time for publication, but became available later in the day, the affected rate or rates may be republished at around this time. Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point (0.01%). Any time a rate is revised, a footnote to the FRBNY’s publication would indicate the revision. This revision threshold will be reviewed periodically by the FRBNY and may be changed based on market conditions.

Because SOFR is published by the SOFR Administrator based on data received from other sources, we have no control over its determination, calculation or publication.

The information contained in this section “—Additional Information About SOFR” is based upon the SOFR Administrator’s Website (as defined above) and other U.S. government sources.

CPI Rate Notes. CPI rate notes will bear interest at the interest rates specified in the applicable pricing supplement. That interest rate will be based on the CPI rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The “CPI rate” means, for any interest determination date, the lagging year-over-year percentage change in the CPI (as defined below), calculated as follows:

where,

●	the”Ref CPIt” is the level of the CPI for the third calendar month prior to the calendar month of such interest determination date (the “reference month”) and

●	the “Ref CPIt-12” is the level of the CPI for the twelfth calendar month prior to such reference month.

For example, with respect to an interest determination date in June 2023, the Ref CPIt is the level of the CPI for March 2023 and the Ref CPIt-12 is the level of the CPI for March 2022.

If by 3:00 p.m., New York City time, on any interest determination date the CPI is not published on Bloomberg screen CPURNSA (or any successor source) for any relevant month, but has otherwise been published by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS”), the calculation agent will determine the CPI as reported by the BLS for such month using such other source as appears on its face to accurately set forth the CPI as reported by the BLS, as determined by the calculation agent.

In calculating Ref CPIt and Ref CPIt-12, the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of Ref CPIt and Ref CPIt-12 used by the calculation agent on any interest determination date to determine the interest rate on the notes (an “original CPI level”) is subsequently revised by the BLS, the calculation agent will continue to use the original CPI level, and the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of the Treasury’s Inflation-Linked Treasuries as described at Appendix B, Section I, Paragraph B.4 of Part IV of 69 Federal Register No. 144 (July 28, 2004) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

The “Consumer Price Index” or “CPI” means the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (CPI-U) published by the BLS (Bloomberg: CPURNSA) or any successor index. The BLS makes certain information regarding the CPI data publicly available. This material may be accessed electronically by means of the BLS’s website at https://www.bls.gov/cpi/. No information contained on the BLS website is incorporated by reference into this prospectus supplement.

According to the publicly available information provided by the BLS, the CPI is a measure of the average change over time in the prices paid by urban consumers for a market basket of goods and services, including food and beverages, housing, apparel, transportation, medical care, recreation, education and communication, and other goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their significance in the spending of urban households in the United States.

The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms based on a reference period for which the level is set at 100 (currently the base reference period used by the BLS is 1982–1984). For example, because the CPI level for the 1982–1984 reference period is 100, an increase of 16.5 percent from that period would be shown as 116.5.

All information contained in this prospectus supplement regarding the CPI is derived from publicly available information published by the BLS or other publicly available sources. Such information reflects the policies of the BLS as stated in such sources, and such policies are subject to change by the BLS. We have not independently verified any information relating to the CPI. The BLS is under no obligation to continue to publish the CPI and may discontinue publication of the CPI at any time. The consequences of the BLS discontinuing the CPI are described above.

Redemption and Repayment

General. Any redemption by us of notes may be subject to the prior approval of the FRB or other appropriate Federal banking agency.

Optional Redemption By Us. If applicable, the pricing supplement or any applicable product supplement will indicate the terms of our option to redeem the notes offered thereby. We will mail by first class mail, postage prepaid, a notice of redemption to each holder or, in the case of global securities, we will provide such notice to the depositary, as holder of the global securities, pursuant to the applicable procedures of the depositary, at least five days and not more than 30 days prior to the date fixed for redemption, or within the redemption notice period designated in the applicable pricing supplement or any applicable product supplement, to the address of each holder as that address appears upon the books maintained by the security registrar. The notes will not be subject to any sinking fund.

A partial redemption of the notes may be effected by such method as the trustee shall deem fair and appropriate and may provide for the selection for redemption of a portion of the principal amount of notes held by a holder equal to an authorized denomination. If we redeem less than all of the notes and the notes are then held in book-entry form, the redemption will be made in accordance with the depositary’s customary procedures. We have been advised that it is DTC’s practice to determine by lottery the amount of each participant in the notes to be redeemed.

Unless we default in the payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes called for redemption.

Repayment At Option Of Holder. If applicable, the pricing supplement or any applicable product supplement will indicate that the holder has the option to have us repay the notes offered thereby on a date or dates specified prior to their stated maturity date. Unless otherwise specified in the applicable pricing supplement or any applicable product supplement, the repayment price will be equal to 100% of the principal amount of the note, together with accrued interest, if any, to the date of repayment.

For us to repay a note, the paying agent must receive at least 30 days but not more than 45 days prior to the repayment date:

●	the note with the form entitled “Option to Elect Repayment” on the reverse of the note duly completed; or

●	a telegram, telex, facsimile transmission or a letter from a member of a national securities exchange, or FINRA or a commercial bank or trust company in the United States setting forth the name of the holder of the note, the principal amount of the note, the principal amount of the note to be repaid, the certificate number or a description of the tenor and terms of the note, a statement that the option to elect repayment is being exercised and a guarantee that the note to be repaid, together with the duly completed form entitled “Option to Elect Repayment” on the reverse of the note, will be received by the paying agent not later than the fifth business day after the date of the telegram, telex, facsimile transmission or letter. However, the telegram, telex, facsimile transmission or letter will only be effective if that note and form duly completed are received by the paying agent by the fifth business day after the date of that telegram, telex, facsimile transmission or letter.

Exercise of the repayment option by the holder of a note will be irrevocable. The holder may exercise the repayment option for less than the entire principal amount of the note but, in that event, the principal amount of the note remaining outstanding after repayment must be an authorized denomination.

Special Requirements For Optional Repayment Of Global Securities. If a note is represented by a global security, the depositary or the depositary’s nominee will be the holder of the note and therefore will be the only entity that can exercise a right to repayment. In order to ensure that the depositary’s nominee will timely exercise a right to repayment of a particular note, the beneficial owner of the note must instruct the broker or other direct or indirect participant through which it holds an interest in the note to notify the depositary of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a note in order to ascertain the cut-off time by which an instruction must be given in order for timely notice to be delivered to the depositary.

Open Market Purchases By Wells Fargo. We may purchase notes at any price in the open market or otherwise. Notes so purchased by us may, at our discretion, be held or resold or surrendered to the trustee for cancellation.

BENEFIT PLAN INVESTOR CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan to which Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), applies (a “plan”) should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan. When we use the term “holder” in this section, we are referring to a beneficial owner of the notes and not the record holder.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibit plans, as well as individual retirement accounts and Keogh plans to which Section 4975 of the Code applies (also “plans”), from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (collectively, “parties in interest”) with respect to such plan. A violation of those “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless statutory or administrative exemptive relief is available. Therefore, a fiduciary of a plan should also consider whether an investment in the notes might constitute or give rise to a prohibited transaction under ERISA and the Code.

Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and non-U.S. plans, as described in Section 4(b)(4) of ERISA (collectively, “non-ERISA arrangements”), are not subject to the requirements of ERISA, or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“similar laws”).

Because of our business, we and our affiliates may each be considered a party in interest with respect to many plans. Special caution should be exercised, therefore, before the notes are purchased by a plan. In particular, the fiduciary of the plan should consider whether statutory or administrative exemptive relief is available. The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are:

●	PTCE 96-23, for specified transactions determined by in-house asset managers;

●	PTCE 95-60, for specified transactions involving insurance company general accounts;

●	PTCE 91-38, for specified transactions involving bank collective investment funds;

●	PTCE 90-1, for specified transactions involving insurance company separate accounts; and

●	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption for transactions between a plan and a person who is a party in interest (other than a fiduciary who has or exercises any discretionary authority or control with respect to investment of the plan assets involved in the transaction or renders investment advice with respect thereto) solely by reason of providing services to the plan (or by reason of a relationship to such a service provider), if in connection with the transaction the plan receives no less and pays no more, than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Any purchaser or holder of the notes or any interest in the notes will be deemed to have represented by its purchase and holding that either:

●	no portion of the assets used by such purchaser or holder to acquire or hold the notes constitutes assets of any plan or non-ERISA arrangement; or

●	the acquisition, holding and subsequent disposition of the notes by such purchaser or holder will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any similar laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any plan consult with their counsel regarding the potential consequences under ERISA and the Code of the acquisition and holding of the notes and the availability of exemptive relief. We also refer purchasers to portions of the applicable pricing supplement or any applicable product supplement addressing restrictions applicable under ERISA, the Code or similar laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Purchasers of the notes have the exclusive responsibility for ensuring that their purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA or the Code or provisions of any similar law. Nothing herein shall be construed as a representation that an investment in the notes would be appropriate for, or would meet any or all of the relevant legal requirements with respect to investments by, plans or non-ERISA arrangements generally or any particular plan or non-ERISA arrangement. Neither this discussion nor anything else in this prospectus supplement is or is intended to be investment advice directed at any potential purchaser that is a plan or non-ERISA arrangement, or at such purchasers generally, and such purchasers should consult and rely on their counsel and advisers as to whether an investment in the notes is suitable and consistent with ERISA, the Code and any similar law, as applicable.

UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and hold it as a capital asset within the meaning of Section 1221 of the Code. Purchasers of notes at another time or price should consult their tax advisors regarding the U.S. federal tax consequences to them of the ownership and disposition of the notes. This discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a holder subject to special rules, such as:

●	a financial institution;

●	a “regulated investment company”;

●	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

●	a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;

●	a person holding a note as part of a “straddle” or conversion transaction or one who enters into a “constructive sale” with respect to a note;

●	a person subject to special tax accounting rules under Section 451(b) of the Code;

●	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; or

●	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax advisor as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws or the potential application of the Medicare tax or the alternative minimum tax. You should consult your tax advisor about the application of the U.S. federal income and estate tax laws (including the possibility of alternative treatments of the notes) to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. This discussion may be supplemented, modified or superseded by disclosure regarding U.S. federal tax consequences set out in an applicable pricing supplement, which you should read before making a decision to invest in the relevant notes.

Tax Treatment of the Notes

The following discussion applies to notes that are treated as debt instruments for U.S. federal income tax purposes. There may be uncertainty regarding specific aspects of the timing and character of income you are required to recognize on the notes. We do not plan to request a ruling from the Internal Revenue Service (the “IRS”), and the IRS or a court might not agree with the treatment and consequences described below.

Moreover, if there is a change to the notes that results in the notes being treated as retired and reissued for U.S. federal income tax purposes, as discussed below under “Possible Taxable Event,” the treatment of the notes after such an event could differ from their prior treatment.

Except where stated otherwise, the following discussions of specific types of notes generally assume that the stated treatment of each type of note is respected and that no deemed retirement and reissuance of the notes has occurred. You should consult your tax advisor regarding the risk that an alternative U.S. federal income tax treatment applies to the notes.

Tax Consequences to U.S. Holders

This section applies only to U.S. holders. You are a “U.S. holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

●	a citizen or individual resident of the United States;

●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

General

The discussion below applies generally to all notes that are treated as debt instruments, but is subject to special rules applicable to certain categories of debt instruments described below under “—Short-Term Notes,” “—Notes Treated as Variable Rate Debt Instruments” and “—Notes Treated as Contingent Payment Debt Instruments,” and should be read in conjunction with those discussions, as applicable.

Payments of Interest. “Qualified stated interest” (as described below under “—Original Issue Discount”) on a note generally will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes (“method of tax accounting”).

Original Issue Discount. A note that has an issue price that is less than its “stated redemption price at maturity” will be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes (an “OID note”) unless the discount is less than a de minimis amount as described below. Special rules governing the tax treatment of short-term notes and contingent payment debt instruments (which are not subject to this discussion) are described below under “—Short-Term Notes” and “—Notes Treated as Contingent Payment Debt Instruments,” respectively. The amount of OID will be equal to the excess of the stated redemption price at maturity over the issue price. The “stated redemption price at maturity” of a note generally will equal the sum of all payments required under the note other than payments of “qualified stated interest.” Qualified stated interest (“QSI”) generally includes stated interest unconditionally payable (other than in debt instruments of the issuer) at least annually at a single fixed rate, and also includes stated interest on certain floating-rate notes (as described under “—Notes Treated as Variable Rate Debt Instruments” below). Generally, if a note provides for more than one fixed rate of stated interest, interest payable at the lowest stated rate is QSI, with any excess included in the stated redemption price at maturity for purposes of determining whether the note was issued with OID.

If the difference between a note’s stated redemption price at maturity and its issue price is less than a de minimis amount as determined under applicable Treasury regulations, the note will not be treated as issued with OID and therefore will not be subject to the rules described below. In this case, all stated interest on the notes will generally be treated as QSI, and you generally will include the discount in income, as capital gain, on a pro rata basis as principal payments are made on the note.

If you hold OID notes, you will be required to include any QSI in income when received or accrued, in accordance with your method of tax accounting. In addition, you will be required to include OID in income as it accrues, in accordance with a constant-yield method based on a compounding of interest, regardless of your method of tax accounting.

Under this method, you will be required to include in ordinary income the sum of the “daily portions” of OID for all days during the taxable year that you own the OID note. The daily portions of OID are determined by allocating to each day in any accrual period a ratable portion of the OID on the OID note that is allocable to that period. Accrual periods may be any length and may vary in length over the term of an OID note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. The amount of OID allocable to each accrual period is determined by (i) multiplying the “adjusted issue price” (as defined below) of the OID note at the beginning of the accrual period by the annual yield to maturity (as defined below) of the OID note, adjusted to take account of the length of the accrual period, and (ii) subtracting from that product the amount of QSI, if any, allocable to that accrual period. The “adjusted issue price” of an OID note at the beginning of any accrual period will generally be the sum of its issue price and the amount of OID allocable to all prior accrual periods, reduced by the amount of payments in all prior accrual periods other than QSI. The “annual yield to maturity” of an OID note is the discount rate that causes the present value on the issue date of all payments on the OID note to equal the issue price.

You may make an election to include in gross income all interest that accrues on any note (including, among other things, QSI, OID and de minimis OID) in accordance with the constant-yield method based on the compounding of interest (a “constant-yield election”). This election applies with respect to all of your taxable debt instruments and may be revoked only with the consent of the IRS.

A note that is subject to early redemption may be governed by rules that differ from the general rules described above for purposes of determining its yield and maturity (which may affect whether the note is treated as issued with OID and, if so, the timing of accrual of the OID). Under applicable Treasury regulations, we will generally be presumed to exercise an unconditional option to redeem a note if the exercise of the option would lower the yield on the note. Conversely, you will generally be presumed to exercise an unconditional option to require us to repurchase a note if the exercise of the option would increase the yield on the note. If such an option were not in fact exercised, the note would be treated, solely for purposes of calculating OID, as if it were redeemed and a new note were issued on the presumed exercise date for an amount equal to the note’s adjusted issue price on that date. If such a deemed reissuance occurs when the remaining term (or deemed term) of the notes is one year or less, it is possible that the note would be treated as a short-term debt instrument for the remaining term. See “—Short-Term Notes” below. You should consult your tax advisor concerning the possible application of these rules.

Amortizable Bond Premium. If you purchase a note (other than a contingent payment debt instrument, as described below under “—Notes Treated as Contingent Payment Debt Instruments”) for an amount that is greater than the sum of all amounts payable on the note, other than payments of QSI, you generally will be considered to have purchased the note with amortizable bond premium equal to such excess. If the note is not optionally redeemable prior to its maturity date, you generally may elect to amortize this premium over the remaining term of the note using a constant-yield method. If, however, the note may be optionally redeemed prior to maturity, the amount of amortizable bond premium is generally determined by substituting the redemption date for the maturity date and the redemption price for the amount payable at maturity but only if the substitution results in a smaller amount of premium attributable to the period before the redemption date. You may generally use the amortizable bond premium allocable to an accrual period to offset QSI required to be included in your income with respect to the note in that accrual period. If you elect to amortize bond premium, you must reduce your tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt instruments then owned or thereafter acquired and may be revoked only with the consent of the IRS.

If you make a constant-yield election (as described under “—Original Issue Discount” above) for a note with amortizable bond premium, that election will result in a deemed election to amortize bond premium for all of your debt instruments with amortizable bond premium.

Taxable Disposition of a Note. Upon a “taxable disposition” (including a sale, exchange or retirement) of a note, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in the note. For this purpose, the amount realized does not include any amount attributable to accrued but unpaid QSI, which will be treated as a payment of interest and taxed as described under “—Payments of Interest” above. Your tax basis in a note will equal its cost, increased by the amounts of any OID you have previously accrued with respect to the note, if any, and decreased by any amortized premium and any principal payments you received prior to the taxable disposition of a note and by the amount of any other payments on the note that did not constitute QSI.

Generally, gain or loss realized upon the taxable disposition of a note will be capital gain or loss and will be long-term capital gain or loss if you have held the note for more than one year. The deductibility of capital losses is subject to limitations.

Short-Term Notes

The following discussion applies to notes with a term of one year or less (from but excluding the issue date to and including the last possible date that the notes could be outstanding pursuant to their terms) (“Short-Term Notes”). Generally, a Short-Term Note is treated as issued at a discount equal to the sum of all payments required on the note minus its issue price.

If you are a cash-method U.S. holder, you generally will not be required to recognize income with respect to a Short-Term Note prior to maturity, other than with respect to the receipt of interest payments, if any, or pursuant to a taxable disposition of the note. If you are an accrual-method U.S. holder (or a cash-method U.S. holder who elects to accrue income on the note currently), you will be subject to rules that generally require accrual of discount on Short-Term Notes on a straight-line basis, unless you elect a constant-yield method of accrual based on daily compounding. In the case of Short-Term Notes that provide for one or more contingent payments, it is not clear whether or how any accrual should be determined prior to the relevant valuation date for such a payment. You should consult your tax advisor regarding the amount and timing of any accruals on such notes.

Upon a taxable disposition of a Short-Term Note, you will generally recognize gain or loss equal to the difference between the amount realized on the taxable disposition and your tax basis in the note. Your tax basis in the note should equal its cost, increased, if you accrue income on the note currently, by any previously accrued but unpaid discount. The amount of any resulting loss generally will be treated as a short-term capital loss, the deductibility of which is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS, as described below under “Reportable Transactions.” You should consult your tax advisor regarding this reporting obligation. The excess of the amount received at maturity over your tax basis in the note generally should be treated as ordinary income. If you sell a Short-Term Note providing for a contingent payment at maturity prior to the time the contingent payment has been fixed, it is not clear whether any gain you recognize should be treated as ordinary income, short-term capital gain, or a combination of ordinary income and short-term capital gain. You should consult your tax advisor regarding the treatment of a taxable disposition of Short-Term Notes providing for contingent payments.

If you are a cash-method U.S. holder, unless you make the election to accrue income currently on a Short-Term Note, you will generally be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the note in an amount not exceeding the accrued discount that you have not included in income. As discussed above, in the case of a Short-Term Note providing for a contingent payment, it is unclear whether or how accrual of discount should be determined prior to the relevant valuation date in respect of the payment. If you make the election to accrue income currently, that election will apply to all short-term debt instruments acquired by you on or after the first day of the first taxable year to which that election applies. You should consult your tax advisor regarding these rules.

Notes Treated as Variable Rate Debt Instruments

The following discussion applies to floating-rate notes that are treated as variable rate debt instruments for U.S. federal income tax purposes (“VRDIs”).

Interest on VRDIs That Provide for a Single Variable Rate. Stated interest on a VRDI that provides for a single variable rate (a “Single Rate VRDI”) will be treated as QSI and will be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your method of tax accounting. If the stated principal amount of a Single Rate VRDI exceeds its issue price by an amount equal to or greater than a specified de minimis amount, this excess will be treated as OID that you must include in income as it accrues, generally in accordance with the constant-yield method as described above under “—General—Original Issue Discount,” The constant-yield accrual of OID on a VRDI is determined by substituting a fixed rate that reflects the value of the variable rate on the issue date (or, in certain cases, a fixed rate that reflects the yield that is reasonably expected for the VRDI) for each scheduled payment of the variable rate. A fixed rate payable for an initial period of one year or less followed by a variable rate where the variable rate on the issue date is intended to approximate the fixed rate (which will be presumed if the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 0.25%) will be treated as a single variable rate for the purposes of this and the next paragraph.

Interest on VRDIs That Provide for Multiple Rates. This discussion refers to VRDIs that provide for (i) multiple variable rates or (ii) one or more variable rates and a single fixed rate (other than a fixed rate described in the preceding paragraph) (a “Multiple Rate VRDI”). Under applicable Treasury regulations, in order to determine the amount of QSI and OID, if any, in respect of Multiple Rate VRDIs, an equivalent fixed-rate debt instrument must be constructed. The equivalent fixed-rate debt instrument is constructed in the following manner: (i) first, if the Multiple Rate VRDI contains a fixed rate, that fixed rate is converted to a variable rate that preserves the fair market value of the note and (ii) second, each variable rate (including a variable rate determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that variable rate as of the issue date of the Multiple Rate VRDI) (the “equivalent fixed-rate debt instrument”). The rules discussed in “—General—Original Issue Discount” are then applied to the equivalent fixed-rate debt instrument to determine the amount, if any, of OID and the amount of QSI. You will be required to include any such OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest, as described above under “—General—Original Issue Discount.” QSI on a Multiple Rate VRDI will generally be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your method of tax accounting. If a Multiple Rate VRDI is not issued with OID, all stated interest on the Multiple Rate VRDI will be treated as QSI.

If the amount of interest you receive in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed-rate debt instrument, the excess is generally treated as additional QSI taxable to you as ordinary income. Otherwise, any difference will generally reduce the amount of QSI you are treated as receiving and will therefore reduce the amount of ordinary income you are required to take into income.

Taxable Disposition of a VRDI. Upon a taxable disposition of a VRDI, you generally will recognize capital gain or loss equal to the difference between the amount realized (other than amounts attributable to accrued but unpaid QSI, which will be treated as a payment of interest) and your tax basis in the VRDI. Your tax basis in a VRDI will equal its cost, increased by the amounts of OID, if any, you previously included in income with respect to the VRDI, and reduced by any payments you received other than QSI and any amortized premium. Such gain or loss generally will be long-term capital gain or loss if you held the VRDI for more than one year at the time of disposition, and short-term capital gain or loss otherwise.

Notes Treated as Contingent Payment Debt Instruments

The following discussion applies only to notes treated as contingent payment debt instruments for U.S. federal income tax purposes (“CPDIs”).

Interest Accruals on the CPDIs. We are required to determine a “comparable yield” for each issuance of CPDIs. The comparable yield is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the CPDIs, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the CPDIs. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the CPDIs representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the CPDIs equal to the comparable yield.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the CPDIs.

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of the CPDIs, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your method of tax accounting, you will be required to accrue, as interest income, OID on the CPDIs at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected payments on the CPDIs during the year (as described below).

You will be required for U.S. federal income tax purposes to accrue an amount of OID, for each accrual period prior to and including the maturity or earlier taxable disposition of a CPDI, that equals the product of (i) the “adjusted issue price” of the CPDI (as defined below) as of the beginning of the accrual period, (ii) the comparable yield of the CPDI, adjusted for the length of the accrual period and (iii) the number of days during the accrual period that you held the CPDI divided by the number of days in the accrual period. The “adjusted issue price” of a CPDI is its issue price increased by any interest income you have previously accrued (determined without regard to adjustments due to differences between projected and actual payments) and decreased by the projected amounts of any payments previously made on the CPDI (without regard to actual amounts paid).

Adjustments to Interest Accruals on the CPDIs. In addition to interest accrued based upon the comparable yield as described above, you will be required to recognize interest income equal to the amount of any net positive adjustment (i.e., the excess of actual payments over projected payments) in respect of a CPDI for a taxable year. A net negative adjustment (i.e., the excess of projected payments over actual payments) in respect of a CPDI for a taxable year:

●	will first reduce the amount of interest in respect of the CPDI that you would otherwise be required to include in income in the taxable year; and

●	to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the CPDI exceeds the total amount of the net negative adjustments treated as ordinary loss on the CPDI in prior taxable years.

A net negative adjustment is not treated as a miscellaneous itemized deduction (for which deductions would be unavailable or, beginning in 2026, available only to a limited extent). Any net negative adjustment in excess of the amounts described above may be carried forward to offset future interest income in respect of the CPDI or to reduce the amount realized on a taxable disposition of the CPDI.

Taxable Disposition of the CPDIs. Upon a taxable disposition of a CPDI, you generally will recognize taxable income or loss equal to the difference between the amount received and your tax basis in the CPDI. Your tax basis in the CPDI will equal its cost, increased by any interest income you have previously accrued (determined without regard to adjustments due to differences between projected and actual payments) and decreased by the projected amounts of any payments previously made on the CPDI (without regard to actual amounts paid). At maturity, you will be treated as receiving the projected amount for that date (reduced by any carryforward of a net negative adjustment), and any difference between the amount actually received and that projected amount will be treated as a positive or negative adjustment governed by the rules described above. You generally must treat any income realized on a taxable disposition of a CPDI as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss, the deductibility of which is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS, as described below under “Reportable Transactions.” You should consult your tax advisor regarding this reporting obligation.

Special Rules for Contingent Payments that Fix Early. Special rules may apply if all the remaining payments on a CPDI become fixed substantially contemporaneously. For this purpose, payments will be treated as fixed if the remaining contingencies with respect to them are remote or incidental. Under these rules, you would be required to account for the difference between the originally projected payments and the fixed payments in a reasonable manner over the period to which the difference relates. In addition, you would be required to make adjustments to, among other things, your accrual periods and your tax basis in the CPDI. The character of any gain or loss on a taxable disposition of your CPDI also might be affected. If one or more (but not all) contingent payments on a CPDI became fixed more than six months prior to the relevant payment dates, you would be required to account for the difference between the originally projected payments and the fixed payments on a present value basis. You should consult your tax advisor regarding the application of these rules.

Tax Consequences to Non-U.S. Holders

This section applies only to non-U.S. holders. You are a “non-U.S. holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

●         an individual who is classified as a nonresident alien;

●         a foreign corporation; or

●         a foreign trust or estate.

You are not a non-U.S. holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition, or (ii) a former citizen or resident of the United States and certain conditions apply. If you are or may become such a person during the period in which you hold a note, you should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes.

As discussed below under “Possible Taxable Event,” under certain circumstances, the notes could be subject to a significant modification and therefore deemed to be terminated and reissued for U.S. federal income tax purposes. In that event, depending on the facts and the time of the deemed reissuance, the reissued notes might be treated in a manner different from their original treatment for U.S. federal income tax purposes. As a result, you might be subject to withholding tax in respect of the reissued notes, or might be required to provide certification of your status as a non-U.S. person in order to avoid being subject to withholding. You should consult your tax advisor regarding the consequences of a significant modification of the notes.

The discussion below generally assumes that income and gain on the notes are not effectively connected with your conduct of a trade or business within the United States, except as discussed under “—Effectively Connected Income” below.

Treatment of Income and Gain on the Notes

Subject to the discussion below under “FATCA,” you generally should not be subject to U.S. federal withholding or income tax in respect of payments on or amounts you receive on a taxable disposition of a note, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you provide an appropriate IRS Form W-8 to the applicable withholding agent certifying under penalties of perjury that you are not a U. S. person. We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

Effectively Connected Income

If you are engaged in a U.S. trade or business, and if income or gain from the notes is effectively connected with the conduct of that trade or business, you generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if you were a U.S. holder, subject to the provisions of an applicable income tax treaty. In this event, if you are a corporation, you should also consider the potential application of a 30% (or lower treaty rate) branch profits tax. You would be required to provide an IRS Form W-8ECI to the applicable withholding agent to establish an exemption from withholding for amounts, otherwise subject to withholding, paid on a note.

Possible Taxable Event

Certain modifications to the terms of the notes, including the designation of a successor reference rate, could result in a “significant modification” of the affected notes.

A significant modification would generally result in the notes being treated as terminated and reissued for U.S. federal income tax purposes. In that event, if you are a U.S. holder, you might be required to recognize gain or loss (subject to possible recapitalization treatment or, in the case of loss, the possible application of the wash sale rules) with respect to the notes, and your holding period for your notes could be affected. Moreover, depending on the facts at the time of the significant modification, the reissued notes could be characterized for U.S. federal income tax purposes in a manner different from their original treatment, which could have a significant and potentially adverse effect on the timing and character of income you recognize with respect to the notes after the significant modification. In addition, a significant modification could result in adverse U.S. federal withholding tax consequences to a Non-U.S. holder.

You should consult your tax advisor regarding the consequences of a significant modification of the notes. Except where stated otherwise, the discussion herein assumes that there has not been a significant modification of the notes.

Fungibility of Subsequent Issuances of the Notes

We may, without the consent of the holders of outstanding notes, issue additional notes with identical terms. Even if they are treated for non-tax purposes as part of the same series as the original notes, these additional notes may be treated as a separate issue for U.S. federal income tax purposes or otherwise be treated differently from the original notes.

In particular, the additional notes may be considered to have been issued (in whole or in part) with OID even if the original notes had no OID, or the additional notes may have a greater amount of OID than the original notes. These differences may affect the market value of the original notes if the additional notes are not otherwise distinguishable from the original notes.

U.S. Federal Estate Tax

If you are an individual non-U.S. holder or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that a note that is treated as a debt obligation for U.S. federal estate tax purposes generally will not be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the note, if received by the decedent at the time of death, would not have been subject to U.S. federal withholding or income tax because of the exemption from withholding of “portfolio interest.” If you are such an individual or entity, you should consult your tax advisor regarding the U.S. federal estate tax consequences of investing in the notes.

Reportable Transactions

A taxpayer that participates in a “reportable transaction” is subject to information reporting requirements under Section 6011 of the Code. Reportable transactions include, among other things, certain transactions identified by the IRS as well as certain losses recognized in an amount that exceeds a specified threshold level. We might also be required to report information regarding the transaction to the IRS. You should consult your tax advisor regarding these rules.

Information Reporting and Backup Withholding

Payments on the notes as well as the proceeds of a taxable disposition of the notes may be subject to information reporting and, if you fail to provide certain identifying information (such as an accurate taxpayer identification number if you are a U.S. holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code. If you are a non-U.S. holder that provides the applicable withholding agent with the appropriate IRS Form W-8, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements (that are in addition to, and potentially significantly more onerous than, the requirement to deliver an IRS Form W-8) have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. This legislation generally applies to payments of U.S.-source “fixed or determinable annual or periodical” (FDAP) income, which includes, among other things, interest. While existing Treasury regulations would also require withholding on payments of gross proceeds of the disposition (including upon retirement) of financial instruments that provide for U.S.-source interest, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. The U.S. Treasury Department has stated that taxpayers may rely on these proposed regulations pending their finalization. If you are a non-U.S. holder, or a U.S. holder holding notes through a non-U.S. intermediary, you should consult your tax advisor regarding the potential application of FATCA to the notes, including the availability of certain refunds or credits.

Notwithstanding anything to the contrary herein or in the applicable pricing supplement, we will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

SUPPLEMENTAL Plan of Distribution (Conflicts of Interest)

We are offering the notes on a continuing basis through Wells Fargo Securities, LLC and through any additional agents named in the applicable pricing supplement (individually an “agent” and collectively the “agents”). We will have the sole right to accept offers to purchase the notes, and we may reject any offer in whole or in part. Each agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an agent, in connection with sales of these notes resulting from a solicitation that such agent made or an offer to purchase that such agent received, a commission in an amount agreed upon at the time of sale. Such commission will be set forth in the applicable pricing supplement. The discount or commission that may be received by any member of FINRA for any sales of securities pursuant to the accompanying prospectus, together with the reimbursement of any counsel fees by us, will not exceed 8.00% of the initial gross proceeds from the sale of any notes being sold. Any agreements that we enter into with agents will contain, to the extent required, contractual provisions required to comply with the “Restrictions on Qualified Financial Contracts of Systemically Important U.S. Banking Organizations and the U.S. Operations of Systemically Important Foreign Banking Organizations; Revisions to the Definition of Qualifying Master Netting Agreement and Related Definitions” as issued by the FRB, the FDIC and the Office of the Comptroller of the Currency and other applicable law.

Offers to purchase notes are being solicited, from time to time, by the agent. The agent has agreed to use its reasonable effort to sell the notes. We may also sell the notes to an agent as principal for its own account at a discount to be agreed upon at the time of sale. Such discount will be set forth in the applicable pricing supplement. That agent may resell the notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that agent determines and as we will specify in the applicable pricing supplement. Unless the applicable pricing supplement states otherwise, any notes sold to agents as principal will be purchased at a price equal to 100% of the principal amount less the agreed upon discount. An agent may offer the notes it has purchased as principal to other dealers. The agent may sell the notes to any dealer at a discount and, unless otherwise specified in the applicable pricing supplement, the discount allowed to any other dealer will not be in excess of the discount that the agent will receive from us.

Notes sold by the agent to the public will initially be offered at the initial issue price set forth in the applicable pricing supplement. If all of the offered notes are not sold at the initial issue price, the agent may change the issue price and the other selling terms. In addition to offers and sales at the initial issue price to public, the agent may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

We may arrange for notes to be sold through agents or may sell notes directly to investors on our own behalf or through an affiliate. No commissions will be paid on notes sold directly by us. We may accept offers to purchase notes through additional agents and may appoint additional agents to solicit offers to purchase notes. Any other agents will be named in the applicable pricing supplement.

Wells Fargo Securities, LLC, one of our wholly-owned subsidiaries, will comply with Rule 5121 of the Conduct Rules of FINRA in connection with each placement of the notes in which it participates. If Wells Fargo Securities, LLC or one of our other wholly-owned subsidiaries or affiliated entities participates in a sale of the notes, such subsidiary or entity will not confirm sales to accounts over which they exercise discretionary authority without the prior specific written approval of the customer in accordance with Rule 5121.

Wells Fargo Securities, LLC, Wells Fargo Advisors (the trade name of the retail brokerage business of Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC) or another of our affiliates may use the applicable pricing supplement, this prospectus supplement and any applicable product supplement and the accompanying prospectus for offers and sales related to market-making transactions in the notes. Such entities may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

Each of the agents may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). We and the agents have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the agents for specified expenses.

We estimate that we will spend approximately $8,966,356 for legal fees, printing fees, trustee fees, CUSIP fees, rating agency fees and other expenses allocable to the offering, including, for floating rate notes, any licensing fee paid by an administrator of the applicable floating rate.

The original public offering price of an offering of notes will include the agent discount or commission indicated in the applicable pricing supplement, the offering expenses described in the preceding paragraph associated with that offering, the projected profit our hedge counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes and any other costs identified in the applicable pricing supplement. We expect to hedge our obligations under the notes through affiliated or unaffiliated counterparties. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. The discount or commission, offering expenses, projected profit of our hedge counterparty and any other costs identified in the applicable pricing supplement reduce the economic terms of the notes. In addition, the fact that the original offering price includes these items is expected to adversely affect the secondary market prices of the notes. These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transaction.

When we issue the notes offered by this prospectus supplement, except for notes issued upon a reopening of an existing tranche or series of debt securities, they will be new securities without an established trading market. Unless otherwise provided in the applicable pricing supplement, we do not intend to apply for the listing of the notes on any national securities exchange or automated quotation system. An agent may make a market for the notes, as applicable laws and regulations permit, but is not obligated to do so and may discontinue making a market in any or all of the notes at any time without notice. No assurance can be given as to the liquidity of any trading market for these notes.

When an agent acts as principal for its own account, to facilitate the offering of the notes, the agent may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the agent may overallot in connection with any offering of the notes, creating a short position in the notes for its own account. In addition, to cover overallotments or to stabilize the price of the notes, the agent may bid for, and purchase, the notes in the open market. Finally, in any offering of the notes by an agent through dealers, the agent may reclaim selling concessions allowed to a dealer for distributing the notes in the offering if the agent repurchases previously distributed notes in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The agents are not required to engage in these activities, and may end any of these activities at any time.

Purchasers of our securities may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the original public offering price disclosed in the applicable pricing supplement.

Agents and their affiliates may be customers of, engage in transactions with, or perform services, including investment and/or commercial banking services, for us or our affiliates in the ordinary course of their businesses. In connection with the distribution of the notes offered under this prospectus supplement, we may enter into swap or other hedging transactions with, or arranged by, agents or their affiliates. These agents or their affiliates may receive compensation, trading gain or other benefits from these transactions.

Each agent will agree that it will, to the best of its knowledge and belief, comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers our notes or possesses or distributes this prospectus supplement or any other offering material and will obtain any required consent, approval or permission for its purchase, offer, sale or delivery of such notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes purchases, offers, sales or deliveries. We will not have any responsibility for an agent’s compliance with applicable securities laws.

The notes and the related offer to purchase the notes and the sale of the notes under the terms provided in this prospectus supplement and accompanying supplements do not constitute a public offering in any non-U.S. jurisdiction, and are being made available only to individually identified investors pursuant to a private offering as permitted in the relevant jurisdiction. The notes are not, and will not be, registered with any securities exchange or registry located outside of the United States and have not been registered with any non-U.S. securities or banking regulatory authority. The contents of this document have not been reviewed or approved by any non-U.S. securities or banking regulatory authority. Any person who wishes to acquire the notes from outside the United States should seek the advice or legal counsel as to the relevant requirements to acquire these notes.

Prohibition of Sales to European Economic Area Retail Investors

Any notes which are the subject of the offering contemplated by this prospectus supplement may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For the purposes of this provision:

(a)       the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Regulation (3)(e) (EU) 2017/1129 (as amended, the “Prospectus Regulation”); and

(b)	the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of Sales to United Kingdom Retail Investors

Any notes which are the subject of the offering contemplated by this prospectus supplement may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

(a)        the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) and the regulations made under the EUWA; or

(ii)	a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA and the regulations made under the EUWA; or

(iii)	not a qualified investor as defined in Regulation (3)(e) of the Prospectus Regulation; and

(b)	the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling any notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling any notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation

Notice to Prospective Investors in the United Kingdom

Each agent will represent and agree, with respect to the notes offered and sold by it, that:

(a)	in relation to any notes having a maturity of less than one year:

(i)	it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business; and

(ii)	it has not offered or sold and will not offer or sell any notes other than to persons:

(A)	whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses; or

(B)	who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for purposes of their businesses,

where the issue of notes would otherwise constitute a contravention of Section 19 of the FSMA by us;

(b)	it and each of its affiliates has only communicated, or caused to be communicated, and will only communicate, or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c)	it and each of its affiliates has complied, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to such notes in, from or otherwise involving the United Kingdom.